Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


SEC MAIL PROCESSING
RECEIVED
APR 09 2010
WASH, D.C. 193 SECTION

7 April 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America




10015511

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 4/14

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place	Telephone	(61 2) 8232 3333
Sydney NSW 2000	Facsimile	(61 2) 8232 7780
GPO Box 4294	Internet http://www.macquarie.com.au	
Sydney NSW 1164		


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2010
WASH. D.C.
193
SECTION

6 April 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 6 April 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.009%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 6 April 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2010
WASH, D.C.
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael J Hawker
Date of last notice	29 March 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Super Fund Wrap Account ATF Michael John Hawker, a Fund of which Michael Hawker is a beneficiary.
Date of change	30 March 2010
No. of securities held prior to change	12,194.14 Macquarie Wrap Cash Account ("MWCA") $1.00 units.
Class	MWCA units.
Number acquired	2,002 MWCA units.
Number disposed	300.30 MWCA units.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per MWCA unit.
No. of securities held after change	13,895.84 MWCA units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MWCA units acquired as a result of a dividend paid; and • MWCA units disposed of as a result of income tax on a dividend payment.

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/216047_1

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

6 April 2010


SEC MAIL PROCESSING SECTION
RECEIVED
APR 09 2010
WASHINGTON, D.C.
193

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael J Hawker
Date of last notice	29 March 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Super Fund Wrap Account ATF Michael John Hawker, a Fund of which Michael Hawker is a beneficiary.
Date of change	30 March 2010
No. of securities held prior to change	12,194.14 Macquarie Wrap Cash Account ("MWCA") $1.00 units.
Class	MWCA units.
Number acquired	2,002 MWCA units.
Number disposed	300.30 MWCA units.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per MWCA unit.
No. of securities held after change	13,895.84 MWCA units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MWCA units acquired as a result of a dividend paid; and • MWCA units disposed of as a result of income tax on a dividend payment.

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.


SEC MAIL PROCESSING
RECEIVED
APR 09 2010
WASH, D.C.
193
SECTION

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

6 April 2010

+ See chapter 19 for defined terms.